January 23, 2012

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	RTI International Metals, Inc.
	As of December 31, 2011

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2011 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:	Office of the Corporate Secretary
	RTI International Metals, Inc.
	Westpointe Corporate Center One
	1550 Coraopolis Heights Rd, Suite 500
	Pittsburgh, PA 15108-2973

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.       )*


	RTI International Metals, Inc.

	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	74973W107
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 723456109                              13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A) ______
                                                    (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                         2,227,389
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2011    7  SOLE DISPOSITIVE POWER
        BY EACH                        2,227,389
       REPORTING               8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

             2,227,389

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.38%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                  Page 2 of 5 Pages


Item 1(a) 	Name of Issuer:

          	RTI International Metals, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	Westpointe Corporate Center One3
	1550 Coraopolis Heights Rd., Suite 500
	Pittsburgh, PA 15108-2973


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock

Item 2(e)	CUSIP Number:

          	74973W107


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages

Item 4   	Ownership as of December 31, 2011

         (a)  	Amount Beneficially Owned:

              	2,227,389 shares of common stock beneficially owned including:


                                                             No. of Shares
           Eagle Asset Management, Inc.    2,227,380
			             7.38%


         (c)	Deemed Voting Power and Disposition Power:

              i)                      (ii)           	(iii)         	    (iv)
              	                                	         Deemed         Deemed
             Deemed           Deemed  	         to have          to have
             to have            to have             Sole Power    Shared Power
              Sole Power     Shared Power   to Dispose    to Dispose
              to Vote or       to Vote or         or to                or to
              to Direct          to Direct           Direct the       Direct the
              to Vote            to Vote          Disposition        Disposition

Eagle   2,227,389           ----                2,227,389        	 ----
Asset Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

          							(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:
		N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the  best of my knowledge and
		belief, the securities referred to above were acquired in the
		ordinary course of business and were not acquired for purpose of
		and do not have the effect of changing or influencing the control
		of the issuer of such securities and were not acquired in connection
		with or as a participant in any transaction having such purposes
		or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012          		EAGLE ASSET MANAGEMENT, INC.



                                   			__________________________________
                                   			Damian Sousa
                                  			Vice President
                                   			Chief Compliance Officer















Page 5 of 5 Pages